EXHIBIT 99.1

News Release dated May 1, 2019, Suncor Energy reports first quarter 2019 results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports first quarter 2019 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards, specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working interest basis, before royalties, except for Libya, which is on an entitlement basis. Certain financial measures referred to in this news release (funds from operations, operating earnings, Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude.

Calgary, Alberta (May 1, 2019) – “Suncor’s integrated model has consistently generated positive results through changing market conditions, including mandatory production curtailments in Alberta, and the first quarter of 2019 was no different,” said Mark Little, president and chief operating officer. “Funds from operations increased to $2.6 billion in the first quarter of 2019 as we continue to execute on our long-term strategy.”

•          Funds from operations were $2.585 billion ($1.64 per common share) in the first quarter of 2019, compared to $2.164 billion ($1.32 per common share) in the prior year quarter.

•          Cash flow provided by operating activities, which includes changes in non-cash working capital, was $1.548 billion ($0.98 per common share) in the first quarter of 2019, compared to $724 million ($0.44 per common share) in the prior year quarter, reflecting the impact of higher commodity prices on accounts receivable and inventory.

•          Operating earnings were $1.209 billion ($0.77 per common share) and net earnings were $1.470 billion ($0.93 per common share) in the first quarter of 2019, compared to operating earnings of $985 million ($0.60 per common share) and net earnings of $789 million ($0.48 per common share) in the prior year quarter.

•          Refining and Marketing (R&M) delivered record quarterly funds from operations and operating earnings of $1.253 billion and $1.009 billion, respectively.

•          Total Oil Sands production was 657,200 barrels per day (bbls/d), compared to 571,700 bbls/d in the prior year quarter. Increased production from the ramp up at Fort Hills and improved Syncrude asset utilization of 90% more than offset the impact of mandatory production curtailments implemented by the Government of Alberta.

•          Oil Sands operations achieved 98% upgrader utilization and synthetic crude oil (SCO) production of 341,200 bbls/d, despite the impact of mandatory production curtailments on bitumen production.

•          Hebron production in the first quarter increased to 18,300 bbls/d, net to the company, and is continuing to ramp up following the completion of the fifth production well during the quarter.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

•        First oil was achieved ahead of schedule at the Oda project offshore Norway in the first quarter of 2019.

•        The company distributed $662 million in dividends to shareholders and repurchased $514 million of common shares in the first quarter of 2019.

Financial Results

Operating Earnings

Suncor’s first quarter 2019 operating earnings were $1.209 billion ($0.77 per common share), compared to $985 million ($0.60 per common share) in the prior year quarter, and included the impact of the Government of Alberta’s mandatory production curtailments, as well as after-tax insurance proceeds of $264 million related to the company’s assets in Libya. Operating earnings were also favourably influenced by an inventory valuation gain associated with improving crude prices, increased overall upstream production and sales volumes, narrower heavy crude oil differentials and strong sales from the company’s refining assets. These factors were offset by lower WTI benchmark crude pricing and higher overall operating and transportation costs, predominantly attributed to the production ramp up at Fort Hills, an increase in share-based compensation costs and an additional 5% working interest in Syncrude acquired partway through the first quarter of 2018. Operating earnings were also unfavourably impacted by higher royalties associated with the improvement in both bitumen pricing and production.

The overall impact of crude oil and refined product inventory valuation had a net positive impact on operating earnings of $288 million in the first quarter of 2019, compared to $86 million net positive impact in the prior year quarter. The increase was due to a favourable first-in, first-out (FIFO) inventory valuation adjustment associated with the consumption of less expensive crude feedstock in R&M, partially offset by a deferral of profit on intersegment sales from Oil Sands to R&M remaining in inventory, recorded in the Corporate and Eliminations segment.

Net Earnings

Net earnings were $1.470 billion ($0.93 per common share) in the first quarter of 2019, compared to net earnings of $789 million ($0.48 per common share) in the prior year quarter. In addition to the factors explained in operating earnings above, net earnings for the first quarter of 2019 included a $261 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt. Net earnings in the prior year quarter included an unrealized after-tax foreign exchange loss of $329 million on the revaluation of U.S. dollar denominated debt, and a $133 million non-cash after-tax gain in the Exploration and Production (E&P) segment associated with the exchange of the company’s mineral landholdings in northeast British Columbia with Canbriam Energy Inc. (Canbriam). The company’s investment in Canbriam was subsequently written down to nil in the fourth quarter of 2018 following an assessment of forward natural gas prices and the impact on estimated future cash flows.

Funds from Operations and Cash Flow Provided By Operating Activities

Funds from operations were $2.585 billion ($1.64 per common share) in the first quarter of 2019, compared to $2.164 billion ($1.32 per common share) in the first quarter of 2018, and were influenced by the same factors impacting operating earnings noted above.

Cash flow provided by operating activities was $1.548 billion ($0.98 per common share) for the first quarter of 2019, compared to $724 million ($0.44 per common share) for the first quarter of 2018, reflecting the impact of higher commodity prices on accounts receivable and inventory. In addition to the items noted with respect to funds from operations, cash flow provided by operating activities was further impacted by the use of less cash in the company’s working capital balances in the current quarter, as compared to the prior year quarter. This was due to a decrease in taxes paid and a smaller increase in the company’s inventory value, with the prior year quarter including a substantial build of product inventory in preparation for the full turnaround at the Edmonton refinery in the second quarter of 2018.

Operating Results

Suncor’s total upstream production was 764,300 barrels of oil equivalent per day (boe/d) during the first quarter of 2019, compared to 689,400 boe/d in the prior year quarter, with the increase primarily due to the ramp up of Fort Hills production, improved asset reliability at Syncrude and the Hebron ramp up. This was partially offset by the impact of mandatory production curtailments in the province of Alberta, which took effect at the beginning of the year.

“Our upgraders achieved strong reliability throughout the first quarter and our refining business generated record funds from operations, illustrating the resiliency of Suncor’s cash flow and operational flexibility when broader industry challenges exist,” said Mark Little.

Oil Sands operations production was 396,600 bbls/d in the first quarter of 2019, compared to 404,800 bbls/d in the prior year quarter. The decrease was due to mandatory production curtailments, which primarily affected the company’s non-upgraded bitumen sales as the company maximized the production of higher value SCO barrels. Upgrader utilization improved to 98% in the first quarter of 2019, compared to 80% in the prior year quarter, with the prior year quarter being impacted by a weather-related outage. Higher upgrader utilization resulted in a decrease to total Oil Sands operations production due to the approximate 20% yield loss associated with the bitumen upgrading process.

Oil Sands operations cash operating costs per barrel were $29.95 in the first quarter of 2019, an increase from $26.85 in the prior year quarter, reflecting the impact of mandatory production curtailments and the change in production mix associated with a higher proportion of SCO production and lower bitumen volumes, in addition to an increase in operating, selling and general (OS&G) costs. Oil Sands operations OS&G costs in the first quarter of 2019 included an increase in overburden stripping expenses during the optimal time of the year to complete this work. The company expects the increase in this activity in the current period to partially offset Oil Sands operations cash operating costs in subsequent periods, bringing Oil Sands operations cash operating costs per barrel in line with guidance for 2019. Total Oil Sands operations cash operating costs were $1.074 billion, compared to $982 million in the prior year quarter, and were also impacted by higher natural gas pricing.

Suncor’s share of production from Fort Hills averaged 78,400 bbls/d in the first quarter of 2019, compared to 24,600 bbls/d in the prior year quarter, with the increase in production attributed to the ramp up of operations throughout the past year, partially offset by mandatory production curtailments. Fort Hills cash operating costs per barrel were $29.60 in the first quarter of 2019, compared to $53.65 in the prior year quarter, with the improvement primarily attributed to the increase in production, despite the mandatory production curtailments.

Suncor’s share of Syncrude production was 182,200 bbls/d in the first quarter of 2019, compared to 142,300 bbls/d in the prior year quarter. The increase in production was primarily due to stronger asset reliability, with the prior year quarter impacted by a constrained bitumen feed line and the advancement of upgrader maintenance, partially offset by the impact of mandatory production curtailments. Upgrader utilization at Syncrude improved to 90% in the first quarter of 2019, compared to 71% in the prior year quarter. To help achieve this, Suncor allocated a portion of its mandated production limit by the Alberta government to Syncrude, which reduced lower value bitumen sales at Oil Sands operations.

Syncrude cash operating costs per barrel were $37.05 in the first quarter of 2019, a decrease from $50.75 in the prior year quarter due to the combination of higher production and lower OS&G costs resulting from a decrease in maintenance expenses, partially offset by the increase in natural gas prices.

Production volumes at E&P were 107,100 boe/d in the first quarter of 2019, compared to 117,700 boe/d in the prior year quarter. The decrease in production was primarily due to the continuing staged return of White Rose to full operations, as well as natural declines in the United Kingdom, partially offset by the increase in production from Hebron.

During the first quarter of 2019, the company received $363 million in insurance proceeds for its Libyan assets ($264 million after-tax). The proceeds may be subject to a provisional repayment that may be dependent on the future performance and cash flows from Suncor’s Libyan assets.

First oil was achieved ahead of schedule at the Oda project offshore Norway in the first quarter of 2019 and is expected to ramp up to an estimated peak of 10,500 bbls/d, net to Suncor, in 2020. Suncor is a 30% partner in the project.

Refinery crude throughput was 444,900 bbls/d and refinery utilization was 96% in the first quarter of 2019, compared to 453,500 bbls/d and a utilization rate of 98% in the prior year quarter, with solid reliability achieved in both quarters. Refined products sales increased in the first quarter of 2019 to 542,800 bbls/d, compared to 512,900 bbls/d in the prior year quarter, with the increase attributed to record Canadian wholesale sales volumes and higher retail sales volumes.

Strategy Update

Suncor’s 2019 capital program is focused on the enhancement and optimization of the company’s operating asset performance, safety and reliability, including projects focused on delivering increased earnings and funds from operations through further cost savings and structural margin improvements. In addition, the company is developing step-out opportunities and asset extensions within the offshore business in E&P.

Excluding capitalized interest, the company invested $875 million on capital expenditures in the first quarter of 2019, a decrease from $1.214 billion in the prior year quarter. This was due primarily to the decrease in capital associated with the staged completion and commissioning of the Fort Hills extraction plants in the first half of 2018, as well as a decrease in asset sustainment and maintenance capital associated with lower overall planned maintenance preparation expenditures following the execution of a more significant maintenance program in the spring of 2018 at both Oil Sands and R&M. Although capital spending was lower in the first quarter of 2019, the company’s capital guidance range of $4.9 billion to $5.6 billion remains unchanged.

Drilling activity at Hebron is ongoing, and production continues to ramp up ahead of schedule. Other E&P activity in the first quarter included development drilling at Hibernia, White Rose and Buzzard, and development work on the West White Rose Project and the Norwegian Oda and Fenja projects.

During the first quarter of 2019, Suncor’s Board of Directors approved a 17% dividend increase and up to an additional $2.0 billion in authority for share repurchases. Also in the first quarter, the company continued to return value to shareholders through dividends of $662 million, and a repurchase of $514 million of shares under its normal course issuer bid (NCIB).

Late in 2018, Suncor’s chief executive officer, Steve Williams, announced that he will retire on May 2, 2019, the date of Suncor’s Annual General Meeting. Mr. Williams will be replaced by Mark Little, the company’s current president and chief operating officer.

“I want to thank the dedicated and talented team at Suncor for our many accomplishments over the years, and I have the utmost confidence in Mark as he leads this company into the future.” said Steve Williams, chief executive officer. “The strategy we’ve implemented demonstrates economic, environmental and social leadership, and our value-added investments have created opportunities for thousands of employees and contractors, while also generating significant economic benefit for our shareholders, Albertans, and Canadians.”

Operating Earnings Reconciliation(1)

	Three months ended March 31
($ millions)	2019	2018
Net earnings	1 470	789
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(261)	329
Non-cash gain on asset exchange(2)	—	(133)
Operating earnings(1)	1 209	985

(1)           Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures section of this news release.

(2)           In 2018, the company recorded an after-tax gain of $133 million for the disposal of the company’s mineral landholdings in northeast British Columbia in exchange for an equity stake in Canbriam. The company’s investment in Canbriam was subsequently written down to nil in the fourth quarter of 2018 following the company’s assessment of forward natural gas prices and the impact on estimated future cash flows.

Corporate Guidance

Suncor has updated its full year business environment outlook assumptions to reflect average actual year-to-date realized prices plus forward curve pricing. WCS at Hardisty has been updated to US$45.00 from US$33.00 and New York Harbor 3-2-1 crack has been updated to US$17.00 from US$18.50. As a result of the improvement in WCS at Hardisty pricing, Syncrude Crown Royalties has been updated to 9% – 12% from 5% – 8%. In addition, current income tax expense has been updated to $1.4 billion – $1.7 billion from $1.1 billion – $1.4 billion, reflecting the impact of commodity price changes and taxes payable on the insurance proceeds. For further details and advisories regarding Suncor’s 2019 corporate guidance, see www.suncor.com/guidance.

Normal Course Issuer Bid

The Toronto Stock Exchange (TSX) accepted a notice filed by Suncor of its intention to renew its NCIB to continue to purchase shares under its previously announced buyback program through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The notice provides that, beginning May 6, 2019 and ending May 5, 2020, Suncor may purchase for cancellation up to 50,252,231 common shares, which is equal to approximately 3% of Suncor’s issued and outstanding common shares. As at April 30, 2019, Suncor had 1,570,983,561 common shares issued and outstanding.

The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own common shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term growth strategy. Pursuant to Suncor’s previous NCIB, as amended on November 19, 2018, Suncor agreed that it will not purchase more than 81,695,830 common shares between May 4, 2018 and May 3, 2019. Between May 4, 2018 and April 30, 2019 and pursuant to Suncor’s previous NCIB (as amended), Suncor repurchased 69,255,256 shares on the open market for approximately $3.26 billion, at a weighted average price of $47.07 per share.

Subject to the block purchase exemption that is available to Suncor for regular open market purchases under the NCIB, Suncor will limit daily purchases of Suncor common shares on the TSX in connection with the NCIB to no more than 25% (1,025,697) of the average daily trading volume of Suncor’s common shares on the TSX during any trading day. Purchases under the NCIB will be made through open market purchases at market price, as well as by other means as may be permitted by the TSX and securities regulatory authorities, including by private agreements. Purchases made by private agreement under an issuer bid exemption order issued by a securities regulatory authority will be at a discount to the prevailing market price as provided in the exemption order. In the future, Suncor expects to enter into an automatic share purchase plan in relation to purchases made in connection with the NCIB.

Non-GAAP Financial Measures

Operating earnings is defined in the Non-GAAP Financial Measures Advisory section of Suncor’s management’s discussion and analysis dated May 1, 2019 (the MD&A) and reconciled to the GAAP measure above and in the Consolidated Financial Information section of the MD&A. Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and reconciled to GAAP measures in the Segment Results and Analysis section of the MD&A. Funds from operations is defined and reconciled to the GAAP measure in the Non-GAAP Financial Measures Advisory section of the MD&A. These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity and it may be useful to investors on the same basis. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: the company’s expectation that increase in overburden stripping expenses included in Oil Sands operations cash operating costs in the first quarter of 2019 will partially offset Oil Sands operations cash operating costs in subsequent periods, bringing Oil Sands operations cash operating costs per barrel in line with guidance for 2019; the expectation that the Oda project will ramp up to an estimated peak production of 10,500 bbls/d, net to Suncor, in 2020; the focus of Suncor’s 2019 capital program on enhancement and optimization of the company’s operating asset performance, safety and reliability, including projects focused on delivering increased earnings and funds from operations through further cost savings and structural margin improvements, and statements regarding the step-out opportunities and asset extensions within the offshore business in E&P being developed; statements about the company’s share repurchase program, including the company’s belief that, depending on the trading price of its common shares and other relevant factors, purchasing its own common shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders, that the company does not expect the decision to allocate cash to repurchase shares will affect its long-term growth strategy, and the expectation of entering into an automatic share purchase plan in connection with the NCIB; Suncor’s capital guidance range of $4.9 billion to $5.6 billion; and Suncor’s outlook for Syncrude Crown Royalties and current income tax expense and business environment outlook assumptions for WCS at Hardisty and New York Harbor 3-2-1 crack. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated February 28, 2019, the MD&A, and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

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A full copy of Suncor’s first quarter 2019 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at  suncor.com/investor-centre/financial-reports.

Suncor’s updated Investor Relations presentation is available online, visit suncor.com/investor-centre.

To listen to the webcast discussing Suncor’s first quarter results, visit suncor.com/webcasts.

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